

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

FREESTAR TECHNOLOGY CORPORATION

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1 of the Articles of Incorporation is hereby amended to read in its entirety as follows:

"1. Name of Company: Rahaxi, Inc. "

Article 4 of the Articles of Incorporation is hereby amended to read in its entirety as follows:

"4. The aggregate number of shares that the Corporation shall have authority to issue shall consist of Five Hundred Million (500,000,000) shares of Common Stock having a par value of one-tenth of one (continued on attachment)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 232,707,663

4. Effective date of filing: (optional)   11/21/08

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 7-1-08

cent ($0.001) per share, and Five Million (5,000,000) shares of Preferred Stock, having a par value of one-tenth of one cent ($0.001) per share. The Common Stock and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Common Stock and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution.

On the effective date of this amendment, all shares of Common Stock issued and outstanding immediately prior to the Effective Date shall be and are hereby are automatically combined as follows: each three (3) shares of Common Stock shall be combined and reclassified (the "reverse split") as one (1) share of issued and outstanding Common Stock; provided, that, there shall be no fractional shares of Common Stock issued as a result of the reverse split. Instead, the Corporation shall round up any such fractional share to the next whole number by issuing such additional fraction of a share as is necessary to increase the fractional share to a full share."